1020 - 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel (604) 684-6365 • Fax (604) 684-8092
1 800 667-2114

October 2, 2008

Kevin Sterzel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010	Via EDGAR CORRESPONDENCE

RE:	CONTINENTAL MINERALS CORPORATION FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2006 FILED JULY 16, 2007 FILE NO. 0-013978

Dear Mr Stertzel:

This is to confirm our telephone conversation of this morning. We wish to confirm that the condensed parent-only financial statements will be filed next week.

Yours truly,
CONTINENTAL MINERALS CORPORATION

/s/ Paul Mann

Paul Mann
Director of Finance and Reporting

cc:            KPMG LLP